UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012.

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 23, 2012	By:	/s/ OSAMU HIROKADO

Osamu Hirokado Head of Investor Relations

Information furnished in this form:

1.	Application for a Plan to Establish 700MHz Band Specified Base Stations

NTT DOCOMO, INC.

President and CEO: Ryuji Yamada

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

May 23, 2012

Application for a Plan to Establish 700MHz Band Specified Base Stations

NTT DOCOMO, INC. (“the Company”) announced that its Board of Directors resolved today to apply on May 25, 2012 for the “Receipt of Applications for Authorization of Establishment Plans for Specified Base Stations for Diffusion of 3.9G Mobile Communications Systems” announced by the Ministry of Internal Affairs and Communications on April 17, 2012.

If the application is approved, based on the notice*1 given by the Ministry of Internal Affairs and Communications, the Company is projected to bear up to 150 billion yen*2 in expenses required for the migration of the licensee currently using the frequency band concerned and outlay expenses required for preventing and eliminating interference with terrestrial digital broadcasting.

*1	Partial Amendment to the Specification of Policy Concerning the Establishment Plans for Special Base Stations for Diffusion of 3.9G Mobile Communications Systems (Ministry of Internal Affairs and Communications Notice No. 165 of 2012)
*2	The maximum amount that can be borne under *1 above, and the amount is borne jointly with those authorized for establishment (up to three carriers).

End

For further information, please contact:

Investor Relations Department

Tel: +81-3-5156-1111